UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41785

Able View Global Inc.

(Exact name of Registrant as specified in its charter)

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road

Shanghai, 200001, People’s Republic of China

+86 185 0177 0425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

ABLE VIEW GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30, 2024 and December 31, 2023
(Expressed in U.S. dollar)

Able View Global Inc. (the “Company”) furnishes under the cover of Form 6-K the following:

	June 30, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	$9,054,254	$13,328,156
Accounts receivable	12,605,035	14,475,994
Prepayments and other current assets	6,754,391	3,286,579
Amount due from related parties	—	18,311
Inventories	14,177,640	17,426,085
Total Current Assets	42,591,320	48,535,125

Non-current Assets
Property and equipment, net	542,383	676,646
Right of use assets, net	1,415,033	1,680,547
Deferred tax assets	5,186,135	2,749,408
Other non-current assets	1,090,023	1,264,969
Total Non-current Assets	8,233,574	6,371,570

Total Assets	$50,824,894	$54,906,695

LIABILITIES AND SHAREHOLDERS’ (DEFICITS) EQUITY
Current Liabilities
Short-term borrowings	$7,659,016	$2,884,519
Accounts payable	1,999,864	3,647,682
Advance from customers	4,473,963	239,073
Income tax payable	2,741,088	4,887,126
Lease liabilities	752,429	761,904
Other payable and accrued expenses	2,082,543	2,680,306
Amount due to related parties	437,091	552,343
Total Current Liabilities	20,145,994	15,652,953

Lease liabilities, noncurrent	638,711	1,003,943
Amount due to related parties, non-current	23,089,960	26,414,083
Deferred tax liabilities	353,059	420,137
Long-term borrowings	2,180,694	—
Total Liabilities	46,408,418	43,491,116

Commitments and Contingencies

Shareholders’ (Deficits) Equity
Class A Ordinary Shares ($0.0001 par value, 100,000,000 shares authorized; 24,871,433 shares and 24,871,433 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively)	2,487	2,487
Class B Ordinary Shares ($0.0001 par value, 500,000,000 shares authorized; 16,766,549 shares and 17,247,383 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively)	1,677	1,725
Additional paid-in capital	890,143	1,755,595
Statutory reserve	158,027	158,027
Retained earnings	3,126,338	9,462,217
Accumulated other comprehensive income	237,804	35,528
Total Shareholders’ Equity	4,416,476	11,415,579

Total Liabilities and Shareholders’ (Deficits) Equity	$50,824,894	$54,906,695

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

ABLE VIEW GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
For the Six Months Ended June 30, 2024 and 2023
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	For the Six Months Ended June 30,
	2024	2023
Revenues
- Product sales to third parties	$62,674,078	$81,663,901
- Product sales to related parties	77,193	—
Total revenue	62,751,271	81,663,901

Cost of revenue
- Product sales to third parties	(57,891,551)	(61,993,686)
- Product sales to related parties	(77,193)	—
Total cost of revenue	(57,968,744)	(61,993,686)

Gross profit	4,782,527	19,670,215

Operating expenses
Selling and marketing expenses	(9,152,241)	(9,229,698)
General and administrative expenses	(3,647,752)	(2,365,150)
Total operating expenses	(12,799,993)	(11,594,848)

(Loss) income from operations	(8,017,466)	8,075,367

Other income (expenses), net
Interest expenses, net	(466,351)	(698,500)
Other (expenses) income	(135,060)	151,454
Foreign currency exchange loss	(174,683)	(856,930)
Total other expenses, net	(776,094)	(1,403,976)

(Loss) income before income taxes	(8,793,560)	6,671,391

Income tax benefits (expenses)	2,457,681	(1,022,634)

Net (loss) income	(6,335,879)	5,648,757

Accretion of convertible redeemable preferred shares	—	(120,000)
Net income attributable to Able View Global Inc’s preferred shareholders	—	(85,728)
Net (loss) income attributable to Able View Global Inc’s ordinary shareholders	$(6,335,879)	$5,443,029

Net (loss) income	$(6,335,879)	$5,648,757

Other comprehensive income
Foreign currency translation adjustment	202,276	63,225
Comprehensive (loss) income	(6,133,603)	5,711,982

Accretion of convertible redeemable preferred shares	—	(120,000)
Net income attributable to Able View Global Inc’s preferred shareholders	—	(85,728)
Comprehensive (loss) income attributable to Able View Global Inc’s ordinary shareholders	$(6,133,603)	$5,506,254

(Loss) earnings per share – basic and diluted*	$(0.15)	$0.14

Weighted average shares – basic and diluted*	41,755,549	37,732,310

*	Shares and per share data are presented on a retroactive basis to reflect the reverse recapitalization. (Note 1)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

ABLE VIEW GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICITS) EQUITY
For the Six Months Ended June 30, 2024 and 2023
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional			Accumulated other comprehensive	Total shareholders’
	Number of share*	Amount	Number of share*	Amount	paid-in capital	Statutory reserve	Retained earnings	(loss) income	equity (deficits)
Balance as of December 31, 2022	24,871,433	$2,487	12,860,877	$1,287	$2,365,761	$22,658	$7,540	$(4,143)	$2,395,590
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	(120,000)	—	(120,000)
Net income	—	—	—	—	—	—	5,648,757	—	5,648,757
Foreign currency translation adjustments	—	—	—	—	—	—	—	63,225	63,225
Balance as of June 30, 2023	24,871,433	$2,487	12,860,877	$1,287	$2,365,761	$22,658	$5,536,297	$59,082	$7,987,572

Balance as of December 31, 2023	24,871,433	$2,487	17,247,383	$1,725	$1,755,595	$158,027	$9,462,217	$35,528	$11,415,579
Repurchase and cancellation of Class B ordinary shares (Note 9)	—	—	(480,834)	(48)	(865,452)	—	—	—	(865,500)
Net loss	—	—	—	—	—	—	(6,335,879)	—	(6,335,879)
Foreign currency translation adjustments	—	—	—	—	—	—	—	202,276	202,276
Balance as of June 30, 2024	24,871,433	$2,487	16,766,549	$1,677	$890,143	$158,027	$3,126,338	$237,804	$4,416,476

*	Shares are presented on a retroactive basis to reflect the reverse recapitalization. (Note 1)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

ABLE VIEW GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2024 and 2023
(Expressed in U.S. dollar)

	For the Six Months Ended June 30,
	2024	2023
Net cash (used in) provided by operating activities	(7,207,185)	7,277,110

Cash flows from investing activities:
Purchase of property and equipment	(485)	(389,506)
Loans to third parties	—	(1,236,742)
Advances to related parties	—	(1,885,736)
Collection of advances from related parties	18,311	1,736,970
Net cash provided by (used in) investing activities	17,826	(1,775,014)

Cash flows from financing activities:
Proceeds from short-term borrowings	23,750,135	40,465,351
Repayments of short-term borrowings	(18,978,992)	(46,111,031)
Borrowings from related parties	9,486,075	5,835,307
Repayment of short-term borrowings to related parties	(12,910,199)	(4,212,145)
Borrowings from a third party	2,180,694	—
Payment to repurchase of Class B ordinary shares	(865,500)	—
Payments of dividends to shareholders	(57,552)	(57,402)
Payment of offering costs	—	(1,107,564)
Net cash provided by (used in) financing activities	2,604,661	(5,187,484)

Effect of exchange rate changes on cash and cash equivalents	310,796	61,347

Net (decrease) increase in cash and cash equivalents	(4,273,902)	375,959
Cash and cash equivalents at beginning of period	13,328,156	5,773,380
Cash and cash equivalents at end of period	$9,054,254	$6,149,339

Supplemental cash flow information
Cash paid for interest expense	$167,260	$711,891
Cash paid for income tax	$2,224,752	$143,197

Noncash financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$—	$2,480,506
Accretion of convertible redeemable preferred shares	$—	$120,000

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS DESCRIPTION

History of Able View Global Inc.

Able View Global Inc. (“Able View Global”, or the “Company”) was incorporated as a private company under the laws of Cayman Island on October 11, 2022, as a direct wholly owned subsidiary of Able View Inc. (“Ableview Cayman”). Ableview Cayman was incorporated on January 21, 2021 under the laws of the Cayman Islands as an exempted company with limited liability.

Ableview Cayman owns 100% of the equity interests of Ableview Capital Group Ltd (“Ableview BVI”), an entity incorporated under the laws of British Virgin Islands (“BVI”) on February 10, 2021.

On October 11, 2022 and October 12, 2022, Ableview Cayman set up both Able View Global and Able View Corporation Inc. (the “Merger Sub”) under the laws of the Cayman Islands as exempted companies with limited liability. Ableview Cayman owned 100% of the equity interests of Able View Global and Merger Sub.

Ableview BVI owns 100% of the equity interests of Ableview Brands Limited (“Ableview Brands”), Ableview Management Limited (“Ableview Management”), and CSS Cosmetics (Hong Kong) Limited (“CSS HK”), all are business companies incorporated in accordance with the laws and regulations of Hong Kong on February 25, 2021, May 25, 2021 and December 31, 2021, respectively.

On April 1, 2021, November 16, 2022 and March 21, 2023, Ableview Brands established Shanghai Jingyue Trading Co., Ltd. (“Shanghai Jingyue”), Shanghai Jingnan Medicial Appliances Co., Ltd. (“Shanghai Jingnan”), and Zhejiang Jingxiu Trading Co., Ltd. (“Zhejiang Jingxiu”) all of which are wholly owned subsidiaries in China. On December 7, 2022, Ableview Brands also established Healthy Great Pte. Ltd. (“Ableview Singapore”), a wholly owned subsidiary in Singapore. On January 11, 2022, Ableview Management established CSS Cosmetics (Shanghai) Limited (“CSS Shanghai”), a wholly owned subsidiary in China.

Ableview Management acquired Shanghai Jinglu Trading Co., Ltd. (“Shanghai Jinglu”) and Beijing Jingyuan Trading Co., Ltd. (“Beijing Jingyuan”) from shareholders of Ableview Cayman, and such acquisition was accounted for as acquisition under common control. Shanghai Jinglu and Beijing Jingyuan were set up in China on November 24, 2020 and October 14, 2020, respectively.

Ableview Investment Limited (“Ableview Investment”) was incorporated on October 23, 2019 under the laws of the Cayman Islands as an exempted company with limited liability. The Company commenced operations on November 18, 2015, through its subsidiaries, Able View Enterprise Limited (“Able View”) and its wholly owned subsidiary Shanghai Weitong Trading Co., Ltd. (“Weitong”). Able View is a limited liability company, which was registered and established under the laws of the Hong Kong on November 18, 2015. The PRC operating company, Weitong was incorporated as a PRC entity pursuant to PRC law on May 28, 2015 by two former shareholders. On November 21, 2017, Able View entered into a share transfer agreement with the former shareholders to acquire 100% of the equity interest of Weitong. Pursuant to the share transfer agreement, the closing date was November 21, 2017.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Reorganization of Ableview Cayman

On April 28, 2022, Ableview Cayman entered into an equity transfer agreement with Ableview Investment and the shareholders of Ableview Investment. Pursuant to the equity transfer agreement, each of the shareholders of Ableview Investment transferred to Ableview Cayman their respective equity interests in Ableview Investment (“Equity Transfer”). Because the shareholders of Ableview Cayman and Able View Investment are of the same group, the Equity Transfer was agreed at nil consideration. Upon completion of the Equity Transfer, Ableview Investment became a direct wholly-owned subsidiary of Ableview Cayman.

On April 28, 2022, Ableview Cayman completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of Ableview Investment prior to the reorganization. Ableview Cayman, Ableview BVI, Ableview Brands, and Ableview Management were established as holding companies of Ableview Investment and its subsidiaries, and all of these entities are under common control which results in the consolidation of Ableview Investment and its subsidiaries, which have been accounted for as a reorganization of entities under common control at carrying value.

Ableview Cayman, Ableview BVI, Ableview Brands, Ableview Management and Ableview Investment and its subsidiaries (herein the subsidiaries are collectively referred to as the “Operating Subsidiaries”) are engaged in importing and selling cosmetics and other beauty products to E-commerce platforms and distributor customers.

History of HMAC

Hainan Manaslu Acquisition Corp. (“HMAC”) is a blank check company incorporated as a Cayman Islands exempted company on September 10, 2021, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The registration statement for HMAC’s Initial Public Offering (“Initial Public Offering”) was declared effective on August 10, 2022.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Reverse recapitalization

On August 17, 2023, Able View Global consummated the transactions contemplated by that certain Business Combination Agreement, dated as of November 21, 2022 (the “Business Combination Agreement”) modified by that certain Waiver Agreement, dated as of June 12, 2023, by and among (i) the Company, (ii) HMAC, (iii) Ableview Cayman, (iv) Merger Sub, and (v) each of the holders of Ableview Cayman’s outstanding shares (collectively, the “Sellers”).

On August 17, 2023, the closing date of the Business Combination (as defined below), pursuant to the Business Combination Agreement, (a) HMAC merged with Merger Sub, with HMAC continuing as the surviving entity in the merger (the “Merger”), as a result of which: (i) HMAC became a wholly-owned subsidiary of the Company and (ii) each issued and outstanding security of HMAC immediately prior to the consummation of the Merger was no longer outstanding and automatically cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of the Company, and (b) the Company acquired all of the issued and outstanding shares of Ableview Cayman held by the Sellers in exchange for the Class A Ordinary Shares and Class B Ordinary Shares of the Company (“Business Combination”). As a result of the above transactions, HMAC and Ableview Cayman each became a wholly-owned subsidiary of the Company.

Upon closing of the Business Combination, the Company acquired all of the issued and outstanding securities of Ableview Cayman in exchange for (i) 24,871,433 of the Company’s Class A Ordinary Shares, (ii) 17,487,800 of the Company’s Class B Ordinary Shares, and (iii) earn out payments consisting of up to an additional 1,600,000 of the Company’s Class B Ordinary Shares if the Company’s net revenues for the year ended December 31, 2023 are equal to or in excess of $170 million, and an additional 1,600,000 of the Company’s Class B Ordinary Shares if the Company’s net revenues for the year ended December 31, 2024 are in equal to or in excess of $200 million.

After giving effect to the Business Combination and the issuance of the Class A Ordinary Shares and Class B Ordinary Shares described above, there are 24,871,433 shares of Class A Ordinary Shares issued and outstanding, and 17,487,800 shares of Class B Ordinary Shares issued and outstanding.

Able View Global has also capitalized offering cost of $3,472,759, which was recorded as reduction against additional paid-in capital.

The reverse recapitalization is equivalent to the issuance of securities by the Company for the net monetary assets of HMAC, accompanied by a recapitalization. The Company debited equity for the fair value of the net liabilities of HMAC. In the subsequent financial statements after the Business Combination, the amounts of assets and liabilities for the period before the reverse recapitalization in financial statements, are presented as the Company’s and recognized and measured at their pre-combination carrying amounts.

Disposal of HMAC

On December 18, 2023, HMAC ceased being a subsidiary of the Company as a result of it being disposed to a third party. HMAC was a holding company. The management believed the disposal of HMAC does not represent a strategic shift, in both operating and financing aspects, because it is not changing the way it is running its business. The Company has not shifted the nature of its operations or the major geographic market area. The management believed the deconsolidation of HMAC does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The disposal is not accounted for as discontinued operations in accordance with ASC 205-20. On closing of Business Combination with HMAC, the Company debited equity for the fair value of the net liabilities of HMAC. On disposal of HMAC, the Company credited additional paid-in capital of $472,631 from disposal of HMAC, which represented the difference between the consideration of $nil and HMAC’s net liability as of the disposal date.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The unaudited condensed consolidated financial information as of June 30, 2024 and six months ended June 30, 2024 and 2023 has been prepared pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with US GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto for the fiscal years ended December 31, 2023 and 2022, included in the Form 20-F filed on April 30, 2024.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the years ended December 31, 2023 and 2022.

(b) Basis of consolidation

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

All intercompany transactions and balances have been eliminated upon consolidation.

(c) Use of estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the unaudited condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determinations of the useful lives and valuation of long-lived assets, allowances for credit losses for accounts receivable and other receivables, valuation of deferred tax assets, and other provisions and contingencies.

(d) Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates on the date of the balance sheet.

The reporting currency of the Company and its subsidiaries is U.S. dollars (“US$”) and the accompanying unaudited condensed consolidated financial statements have been expressed in US$.

In general, for consolidation purposes, assets and liabilities of the Company and its subsidiaries whose functional currency is not the US$, are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of the Company and its subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of shareholders’ equity.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d) Foreign currency translation (cont.)

Translation of amounts from HKD and RMB into US$ has been made at the following exchange rates for the respective periods:

	June 30, 2024	December 31, 2023
HKD exchange rate for balance sheet items, except for equity accounts	7.8083	7.8109
RMB exchange rate for balance sheet items, except for equity accounts	7.2672	7.0999

	For the Six Months Ended June 30,
	2024	2023
HKD exchange rate for items in the statements of operations and comprehensive (loss) income, and statements of cash flows	7.8191	7.8394
RMB exchange rate for items in the statements of operations and comprehensive (loss) income, and statements of cash flows	7.2150	6.9283

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(e) Accounts receivable

Accounts receivable are recorded at the gross amount less an allowance for expected credit losses and do not bear interest.

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance had no impact on the allowance for credit losses for accounts receivable.

Upon the adoption of ASU 2016-13, the management maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the unaudited condensed consolidated statements of operations and comprehensive (loss) income. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2024 and December 31, 2023, the Company determined no allowances for credit losses were necessary for accounts receivable.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f) Inventories

Inventories, consisting of cosmetics and other beauty products available for sale, are stated at the lower of cost or market. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to damaged goods and slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased. Write-downs are recorded in cost of revenues in the unaudited condensed consolidated statements of operations and comprehensive (loss) income. For the six months ended June 30, 2024 and 2023, the Company provided inventory writing-downs of $4,875,506 and $nil, respectively, for slow-moving cosmetics products.

(g) Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2017, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

In accordance with ASC 606, revenues are recognized when control of the promised products is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products. The Company also evaluates whether it is appropriate to record the gross amount of product sales. When the Company is a principal, and the Company obtains control of the specified goods before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled to in exchange for the specified goods transferred. Revenues are recorded net of value-added taxes.

Sales of cosmetics and other beauty products

For the six months ended June 30, 2024 and 2023, the Company generated revenues primarily from selling cosmetics and other beauty products. The Company identifies a single performance obligation from contracts which is the sales of cosmetics and other beauty products. The Company recognizes the product revenues on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, subject to inventory risks and has the discretion in establishing prices. The Company recognizes revenues at a point in time when the control over the cosmetics and other beauty products are transferred to customers.

The Company recognizes revenues net of return allowances and consideration payable to customers when the products are delivered and title is passed to customers. Significant judgement is required to estimate return allowances. For sales with return conditions, the Company reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. As of June 30, 2024 and December 31, 2023, the Company did not record return allowance because the Company did not expect a significant reversal in the amount of cumulative revenue.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g) Revenue recognition (cont.)

Provision of operation services

The Company also generated revenues from provision of operation services for online stores owned by customers. The operation services cover marketing and promotion of cosmetics products, warehouse management, logistics of products, and customer relationship services. The Company identifies a single performance obligation from contracts. The transaction price is determined by a fixed percentage of sales volume. There were no variable considerations, significant financing components or payments to customers in the agreements with customers. The Company recognizes revenues over time when service is provided. The Company has a right to considerations from the customers in an amount that corresponds directly with the value the Company's performance completed to date. The Company adopted practical expedient under ASC 606-10-55-18, and recognized revenues from provision of operation services based on amounts invoiced to the customers.

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2024 and December 31, 2023, the Company did not record contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of June 30, 2024 and December 31, 2023, the Company had no deferred contract costs.

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under operation service arrangements. As of June 30, 2024 and December 31, 2023, the Company had customer advances of $4,473,963 and $239,073, respectively. Customer advances of $239,073 and $219,431 as of December 31, 2023 and 2022 were recognized as revenues in the six months ended June 30, 2024 and 2023, respectively. The Company expects to recognize the customer advances of $4,473,963 as of June 30, 2024 in the twelve months ending June 30, 2025.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g) Revenue recognition (cont.)

For the six months ended June 30, 2024 and 2023, the Company disaggregate revenue into two revenue streams as the following table:

	For the Six Months Ended June 30,
	2024	2023
Revenues
Sales of cosmetics and other beauty products	$60,891,362	$79,302,579
Provision of operation services	1,859,909	2,361,322
Total revenue	$62,751,271	$81,663,901

The Company disaggregates revenue by timing of revenues recognition as the following table:

	For the Six Months Ended June 30,
	2024	2023
Revenues
Goods transferred at a point in time	$60,891,362	$79,302,579
Services transferred over time	1,859,909	2,361,322
Total revenue	$62,751,271	$81,663,901

(h) Recently issued accounting standards

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

The Company does not believe the above referenced recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the unaudited condensed consolidated financial position, statements of operations and comprehensive (loss) income and cash flows.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i) Significant risks and uncertainties

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2024, the Company held cash and cash equivalents of $9,054,254, among which $7,919,359 were deposited in financial institutions located in Hong Kong, $977,198 were deposited in financial institutions located in Mainland China, and the remaining were deposited in Singapore and the United States. Each bank account in Mainland China is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $69,300), while the bank accounts in Hong Kong, are not insured. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in the PRC and Hong Kong which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The risk with respect to accounts receivable and amounts due from related parties is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances.

Most of the Company’s operations are carried out in Hong Kong, while partial of the Company’s business is conducted in mainland China. As mainland China government has exerted more oversight in Hong Kong, the Company’s business, financial condition and results of income may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

2) Foreign currency risk

Substantially all of the Company’s operating activities and the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. PREPAYMENTS AND OTHER ASSETS, CURRENT AND NON-CURRENT

Prepayments and other current assets consist of the following:

	June 30, 2024	December 31, 2023
Prepayments and other current assets
Prepayments to suppliers(a)	$3,661,313	$1,021,007
Prepaid marketing and advertising expenses(b)	749,938	959,479
Tax recoverable	750,469	54,794
Loans to a third party(c)	500,218	500,051
Due from a supplier (d)	401,586	254,597
Compensation receivable(e)	199,141	398,150
Others	491,726	98,501
	$6,754,391	$3,286,579
Other non-current assets
Long-term deposits (f)	1,090,023	1,214,903
Others	—	50,066
	$1,090,023	$1,264,969

(a)	The balances represented advances to suppliers for purchase of cosmetics and other beauty products.

(b)	The balances represented advances for purchase of online advertising services, which was generally amortized to selling and marketing expenses within three months.

(c)

During the year ended December 31, 2023, the Company made loans to certain third parties to support their working capital. The loans were interest-free and repayable on demand. As of December 31, 2023, the outstanding loans receivable from a third party amounted to $500,051.

During the six months ended June 30, 2024, the Company did not make loans to or collected loans from third parties, and the movement in the balance was due to change in exchange rates. The Company expected to collect the outstanding balance within 12 months.

(d)	To strengthen the supplier relationship, the Company assists the suppliers with online marketing campaigns to promote their products. The Company prepaid the advertising service fees to media, and charged the media cost from the suppliers. As of the date of this report, the outstanding balance as of June 30, 2024 has been fully collected.

(e)	As of June 30, 2024 and December 31, 2023, the Company had compensation receivable due from one supplier. The compensation receivable arose from quality issues of cosmetic products, and the supplier agreed to make cash compensation. For the six months ended June 30, 2024, the Company negotiated with the supplier regarding the amount of compensation and wrote off compensation receivable of $198,866.

(f)	The long-term deposits represented deposits made to certain marketplaces on which the Company sells cosmetic products. The deposits are repayable upon termination of corporation with the marketplaces. Pursuant to the agreements with marketplaces, the corporation terms were generally ranged between two and three years.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30, 2024	December 31, 2023
Vehicles	$498,635	$510,385
Office equipment	352,917	360,740
Leasehold improvement	474,901	486,091
Less: accumulated depreciation	(784,070)	(680,570)
	$542,383	$676,646

Depreciation expense was $120,029 and $83,493 for the six months ended June 30, 2024 and 2023, respectively.

5. SHORT-TERM BORROWNGS

	June 30, 2024	December 31, 2023
Short-term borrowings from financial institutions other than banks	$4,866,616	$671,355
Short-term borrowings from banks	2,792,400	2,213,164
	$7,659,016	$2,884,519

Short-term borrowings from financial institutions other than banks

During the six months ended June 30, 2024 and 2023, the Company entered into loan agreements with one and two financial institutions, respectively. Pursuant to the loan agreements, the Company borrowed $4,859,894 and $9,732,979 from these financial institutions with maturity dates due through May 2025. The borrowings bore interest rates ranging between 6.0% and 12.3% per annum. For the six months ended June 30, 2024 and 2023, the Company repaid borrowings of $nil and $16,275,367, respectively.

Short-term borrowings from banks

In the year of 2022, the Company entered into one credit revolving loan agreement with one bank, which was subsequently renewed in May 2024. For the six months ended June 30, 2024 and 2023, the Company borrowed $18,890,241 and $30,443,701, respectively, from the bank with maturity dates due through May 2025. The borrowings bore interest rate of 3.5% per annum. For the six months ended June 30, 2024 and 2023, the Company repaid borrowings of $18,701,792 and $29,835,664, respectively, to the bank.

During the six months ended June 30, 2023, the Company entered into one additional loan agreement with another bank, pursuant to which the Company borrowed $288,671 with maturity date in March 2024. The borrowing bore interest rate of 4.0% per annum. For the six months ended June 30, 2024, the Company fully repaid the bank borrowing of $277,200 on maturity date.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. OPERATING LEASE

As of June 30, 2024, the Company leases office spaces in the PRC under non-cancelable operating leases, with terms ranging between 24 months and 36.5 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the unaudited condensed consolidated statements of operations and comprehensive (loss) income. The corporate office lease also requires the Company to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the unaudited condensed consolidated statements of operations and comprehensive (loss) income.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company records operating lease expense in its unaudited condensed consolidated statements of operations and comprehensive (loss) income on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the unaudited condensed consolidated balance sheets.

	June 30, 2024	December 31, 2023
Right of use assets	$1,415,033	$1,680,547

Operating lease liabilities, current	752,429	761,904
Operating lease liabilities, noncurrent	638,711	1,003,943
Total operating lease liabilities	$1,391,140	$1,765,847

Other information about the Company’s leases is as follows:

	For the Six Months Ended June 30,
	2024	2023
Operating cash flows used in operating leases	$376,638	$293,214
Weighted average remaining lease term (years)	1.81	2.33
Weighted average discount rate	4.75%	4.75%

For the six months ended June 30, 2024 and 2023, operating lease expenses were $350,008 and $488,348, respectively, among which short-term rental expenses were $6,798 and $44,929, respectively.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. OPERATING LEASE (cont.)

The following is a schedule, by period/year, of maturities of lease liabilities as of June 30, 2024:

June 30, 2024
For the six months ending December 31, 2024	$439,300
For the year ending December 31, 2025	796,179
For the year ending December 31, 2026	217,140
Total lease payments	1,452,619
Less: Imputed interest	(61,479)
Present value of lease liabilities	$1,391,140

7. LONG-TERM BORROWINGS

On March 22, 2024, the Company entered into a Loan Agreement (the “Loan Agreement”) with High West Capital Partners, LLC (the “Lender”), pursuant to which the Lender agrees to lend to the Company (the “Loan”) amounts to be paid in four tranches. The amount of each tranche of the Loan is adjusted depending on the trading price of the Company’s Class B Ordinary Shares. The first tranche, paid on March 28, 2024, provides the Company with loan proceeds of approximately $588,888; the second tranche, paid on April 9, 2024, provides the Company with loan proceeds of approximately $681,828; the third and final tranche, paid on April 18, 2024, provides the Company with loan proceeds of approximately $909,978. Each tranche of the Loan has a maturity of five years from the date the tranche is extended and an interest of 5.05% per annum to be paid by the Company to the Lender in semi-annual installments.

As of June 30, 2024, the Company had long-term borrowings of approximately $2,180,694.

8. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

Hong Kong

Ableview Brands, Ableview Management, and Able View are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

PRC

Weitong, Beijing Jingyuan, Shanghai Jingyue, Shanghai Jinglu, Shanghai Jingnan, Zhejiang Jingxiu and CSS Shanghai are subject to PRC Corporate Income Tax (“CIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.

Beijing Jingyuan, Shanghai Jinglu, Shanghai Jingnan, Zhejiang Jingxiu and CSS Shanghai are qualified as small and micro-sized enterprises (“SMEs”) in the year ended December 31, 2023. In accordance with the implementation rules of EIT Law, SMEs are entitled to a 75% reduction on the EIT rate of 20% for the first RMB3,000,000 taxable income, and no reduction for the remaining taxable income for the six months ended June 30, 2024 and 2023.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAXES (cont.)

The components of the (loss) income before income taxes are as follows:

	For the Six Months Ended June 30,
	2024	2023
PRC subsidiaries	$(7,311,120)	$(1,115,363)
Hong Kong and Cayman subsidiaries	(1,489,911)	7,833,698
Singapore subsidiary	7,471	(46,944)
	$(8,793,560)	$6,671,391

For the six months ended June 30, 2024 and 2023, the income tax benefits (expenses) were comprised of the following:

	For the Six Months Ended June 30,
	2024	2023
Current income tax expense	$(97,184)	$(1,321,854)
Deferred income tax benefits	2,554,865	299,220
	$2,457,681	$(1,022,634)

Deferred tax assets and deferred tax liabilities as of June 30, 2024 and December 31, 2023 consist of the following:

	June 30, 2024	December 31, 2023
Deferred tax assets:
Net operating losses carryforwards	$3,408,471	$2,338,356
Excess advertising expenses	355,755	—
Impairment of inventories	1,102,932	—
Operating lease liabilities	347,319	441,462
Total deferred tax assets, gross	5,214,477	2,779,818
Less: valuation allowance	(28,342)	(30,410)
	$5,186,135	$2,749,408
Deferred tax liabilities
Operating lease right-of-use assets	$353,059	$420,137
	$353,059	$420,137

Movement of valuation allowance of deferred tax assets for the six months ended June 30, 2024 and 2023 were as the following:

	For the Six Months Ended June 30,
	2024	2023
Opening balance	$30,410	$81,232
Reversal	(2,068)	(3,966)
Ending balance	$28,342	$77,266

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAXES (cont.)

As of June 30, 2024, the Company had net operating loss carrying forwards of $13,284,211 from the Company’s PRC subsidiaries, which will expire from calendar years 2028 through 2029, if not utilized. As of June 30, 2024, the Company had net operating loss carrying forwards of $1,286,616 from the Company’s Hong Kong subsidiaries, which will be carried forward indefinitely to offset future profits of the Company’s Hong Kong subsidiaries. As of June 30, 2024, the Company had net operating loss carrying forwards of $167,748 from the Company’s Singapore subsidiary, which will be carried forward indefinitely to offset future profits of the Company’s Singapore subsidiary. The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. As of June 30, 2024 and December 31, 2023, valuation allowance of $28,342 and $30,410 was provided against deferred tax assets arising from net operation losses carryforwards as the Company assessed that it was more likely than not that that the net operating losses would not be fully utilized before expiration.

The Company operates its business through its subsidiaries. The Company does not file consolidated tax returns, therefore, losses from individual subsidiaries may not be used to offset other subsidiaries’ earnings within the Company. Valuation allowance is considered on each individual subsidiary basis.

Uncertain tax positions

In October 2024, Able View Brands (“Brands”) received a comment letter from Hong Kong IRS regarding certain deductible expenses claimed in its annual tax return for the year of 2023. Such expenses were related to intra-group services provided to Brands by certain PRC subsidiaries. Brands is in the process of preparing a response letter to provide supporting evidence to Hong Kong IRS. The deadline for the response is January 25, 2025, after which day the Hong Kong IRS may review the evidence and determine if, and to what extent, the aforementioned expenses can be approved for tax deduction. Based on information available up to date, the Company cannot reasonably assess the outcome of Hong Kong IRS’s review result. Therefore, the financial impact of this matter, if any, cannot be reasonably estimated at present.

Other than the above, as of June 30, 2024 and December 31, 2023, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended June 30, 2024 and 2023, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

As of June 30, 2024, the tax years ended December 31, 2019 through 2023 for the Company’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2020 through 2023 for the Company’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities. The tax years ended December 31, 2018 through 2023 for the Company’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. EQUITY

Ordinary shares

The Company is authorized to issue 100,000,000 Class A Ordinary Shares and 500,000,000 Class B Ordinary Shares with a par value of $0.0001 per share. Holders of Class A Ordinary Shares are entitled to 10 votes for each share. Holders of Class B Ordinary Shares are entitled to one vote for each share. Each Class A ordinary share is convertible into one Class B ordinary share at any time at the option of the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class A ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class A ordinary shares shall be automatically and immediately converted into the equivalent number of Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

As part of the business combination between the Company and HMAC, the Company issued 2,923,999 Class B ordinary shares to the shareholders of HMAC, among which 1,725,000 Class B ordinary shares were issued to the sponsor of HMAC, 375,650 Class B ordinary shares were issued to private shareholders, and 823,349 Class B ordinary shares were issued to public shareholders.

The Company engaged a third party financial advisor in connection with a business combination to assist the Company in locating target businesses, holding meetings with its shareholders to discuss a potential business combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing securities, assist the Company in obtaining shareholder approval for the business combination and assist the Company with its press releases and public filings in connection with a Business Combination. The Company agreed to pay the financial advisor certain cash consideration and share consideration of 1,120,000 Class B Ordinary Shares as service fees. On August 18, 2023, the Company issued 1,120,000 Class B Ordinary Shares to the financial advisor. The fair value of 1,120,000 Class B Ordinary Shares were $6,160,000, calculated at $5.5 pers share by reference to the closing price on August 18, 2023.

On December 22, 2023, the Company entered into a Buy-Sell Agreement with Ladenburg Thalmann & Co. Inc. (“LT”), pursuant to which the Company shall purchase a total of 721,250 Class B Ordinary Shares LT held for $1,298,250. The repurchases were completed in three equal installments by March 1, 2024. On December 29, 2023, January 29, 2024 and February 29, 2024, the Company repurchased and cancelled 240,417, 240,417 and 240,417 shares of Class B Ordinary Shares, respectively.

As of June 30, 2024, the Company had 24,871,433 Class A Ordinary Shares and 16,766,549 Class B Ordinary Shares issued and outstanding.

Declaration of dividends

For the six months ended June 30, 2024 and 2023, the Company did not declare dividends. For the six months ended June 30, 2024 and 2023, the Company paid dividends of $57,552 and $57,402 to three shareholders.

As of June 30, 2024 and December 31, 2023, the Company had declared but unpaid dividends of $15,705,913 and $15,758,296, respectively, to shareholders whose holding of beneficiary shares exceeded 5% (Note 11). As of June 30, 2024 and December 31, 2023, the Company had declared but unpaid dividends of $1,006,068 and $1,005,733, respectively, to shareholders whose holding of beneficiary shares was below 5%.

According to PRC laws and regulations, after-tax profit can be distributed after a portion of net income has been set aside to fund certain reserve funds. The board of directors will have the discretion to declare and pay dividends in the future, subject to applicable PRC regulations and Hong Kong regulations and restrictions. Payment of dividends in the future will depend upon our earnings, capital requirements, and other factors, which our board of directors may deem relevant.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. EQUITY (cont.)

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of income reflected in the accompanying unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

The statutory reserve is required to set aside annually. As of June 30, 2024 and December 31, 2023, the Company’s PRC profit generating subsidiaries had statutory reserve funds of $158,027 and $135,369, respectively.

As of June 30, 2024 and December 31, 2023, the Company had net restricted assets of $1,027,562 and $1,027,562, which represented paid-in capital and statutory reserves that are included in the Company’s consolidated net assets.

Public Warrants

Pursuant to HMAC’s initial public offering on August 10, 2022, HMAC sold 6,900,000 units (the “Public Units”). Each Public Unit consists of one ordinary share (“Public Share”), one redeemable warrant (“Public Warrant”) and one right (“Public Right”) to receive one-tenth (1/10) of one ordinary share. Each Public Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

Each holder of a warrant is entitled to purchase one ordinary share at an exercise price of $11.50. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will expire five years from the consummation of a business combination or earlier upon redemption or liquidation.

The Public Warrants became exercisable after the consummation of a business combination between the Company and HMAC on August 17, 2023. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares.

The Company may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the ordinary share equals or exceeds $18 per share, for any 20 trading days within a 30 trading days period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary share underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. EQUITY (cont.)

Public Warrants (cont.)

If the Company calls the warrants for redemption, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants.

As the Public Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity.

Private Warrants

Simultaneously with the closing of the initial public offering of HMAC, HAMC also sold 341,500 Private Placement Units in a private placement. Each Private Placement Unit consists of one ordinary share (“private placement share”), one redeemable warrant (“Private Warrant”) and one right (“Private Right”) to receive one-tenth (1/10) of one ordinary share. Each Private Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per whole share. Each Private Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

The Private Placement Units are identical to the Public Units being sold in the initial public offering of HMAC except that Private Placement Units will not be transferable, assignable or saleable until 30 days after the completion of the business combination and will be entitled to registration rights.

As the Private Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity.

Public Rights and Private Rights

Each holder of a public right and private right will automatically receive one-tenth (1/10) of an ordinary share upon consummation of a business combination, even if the holder of a public right converted all ordinary shares held by him, her or it in connection with a business combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. Upon the closing of the business combination of the Company and HMAC, the Company issued 690,000 Class B Ordinary Shares and 34,150 Class B Ordinary Shares in connection with an exchange of public rights and private rights, respectively. The Company recorded the issuance of Class B Ordinary Shares at par value with corresponding account charged to additional paid-in capital.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. (LOSS) EARNINGS PER SHARE

On May 11, 2022, the Company closed an issuance of 15,750 Series A Convertible Redeemable Preferred Shares (“Preferred Shares”) to a third party, at a per share price of $190.4762. The Company raised $3,000,000 from the issuance of Preferred Shares. The Series A Convertible Redeemable Preferred Shares were converted into 582,924 Class B Ordinary Shares on August 18, 2023, when the Company’s Class B Ordinary Shares commenced trading on NASDAQ.

Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared. The (loss) earnings per Class A ordinary shares and (loss) earnings per Class B ordinary shares are the same. The following table sets forth the computation of basic and diluted (loss) earnings per share for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30,
	2024	2023
Net (loss) income	$(6,335,879)	$5,648,757

Accretion of convertible redeemable preferred shares	—	(120,000)
Net income attributable to Able View Global Inc’s preferred shareholders	—	(85,728)
Net (loss) income attributable to Able View Global Inc’s ordinary shareholders	$(6,335,879)	$5,443,029

(Loss) earnings per share – basic and diluted	$(0.15)	$0.14

Weighted average shares – basic and diluted	41,755,549	37,732,310

For the six months ended June 30, 2024 and 2023, the outstanding convertible redeemable preferred shares and warrants (Note 9), including Public Warrants and Private Warrants, were excluded from the calculation of diluted net (loss) earnings per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed. For the six months ended June 30, 2024, the earnout shares (Note 13) were excluded from the calculation of diluted net earnings per ordinary share, as the Company expected that it would not meet the performance target for the year ending December 31, 2024.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. RELATED PARTY TRANSACTIONS AND BALANCES

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during six months ended June 30, 2024 and 2023, or recorded balances as of June 30, 2024 and December 31, 2023.

Name	Relationship with the Company
Mr. Zhu Jian	Chief Executive Officer and, Director and 59.1% beneficial owner of the Company
Mr. Wang Jun	10.6% beneficial owner of the Company
Mr. Tang Jing	Chief Financial Officer and 5.1% beneficial owner of the Company
Mr. Tang Yuhua	An immediate family member of Mr. Tang Jing
Mr. Wang Jixiang	An immediate family member of Mr. Wang Jun
Healthy Great Investing Company Limited (“Healthy Great”)	Wholly owned by Mr. Zhu Jian
Smartest Star Investing Company Limited (“Smartest Star”)	Wholly owned by Mr. Wang Jun
Scenery Investing Company Limited (“Scenery”)	Wholly owned by Mr. Tang Jing
Skinist Global Company Limited (“Skinist Global”)	Company controlled by Mr. Wang Jun
Skinist Global Cosmetics (Shanghai) Co., Ltd. (“Skinist Shanghai”)	Company controlled by Mr. Wang Jun
Shanghai Yingtian Financial Information Service Co., Ltd. (“Ying Tian”)	Company controlled by Mr. Zhu Jian and Mr. Tang Jing
Shanghai Jingqi Developing Co., Ltd. (“Jingqi”)	Company controlled by Mr. Zhu Jian
Shanghai Jingrong Information Co., Ltd. (“Jingrong”)	Company controlled by Mr. Tang Jing
Shanghai Youshan Corporate Consulting Co., Ltd. (“Youshan”)	Company controlled by Ms. Mu Xuemei, the director of the Company
Shanghai Jiantong Trade Center (“Jian Tong”)	Company controlled by Mr. Wang Jun
Shanghai Shilin Advertising Co., Ltd. (“Shi Lin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Tengxin Advertising Co., Ltd. (“Teng Xin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Yuancheng Advertising Co., Ltd. (“Yuancheng”)	Company controlled by Mr. Wang Jun
Shanghai Zhimeisi Beauty Technology Co., Ltd (“Zhi Mei Si”)	A Company over which Mr. Zhu Jian exercises significant influence
Shanghai Libo Medical Beauty Clinic Co., Ltd (“Li Bo”)	A Company controlled by Zhi Mei Si

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties

	For the Six Months Ended June 30,
	2024	2023
Sales of products to related parties
Skinist Global	$77,193	$—

Purchase of products from related parties
Youshan	$3,154,511	$—

Rental expenses charged by related parties
Jingqi(1)	$—	$13,218

Service fees charged by related parties
Jingqi	$—	$2,139
Jingrong	—	43,301
	$—	$45,440

Payment of dividends
Mr. Zhu Jian	$19,184	$19,134
Mr. Wang Jun	19,184	19,134
Mr. Tang Jing	19,184	19,134
Payment of dividends	$57,552	$57,402

(1)	In March 2021, the Company extended the office sub-lease agreement to February 2023. Jingqi charges the Company a monthly rental fee of approximately $12,887 and a monthly property management fee of approximately $2,085.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties (cont.)

(Advances to) Collection of advances from related parties

During the six months ended June 30, 2024 and 2023, the Company made loans of $nil and $1,885,736 to these related parties, respectively. The loans were made to support operations of these related parties. The loans were interest free and repayable on demand. For the six months ended June 30, 2024 and 2023, the Company collected advances of $18,311 and $1,736,970 from these related parties, respectively. As of June 30, 2024, the Company had no balances of loans due from related parties.

	For the Six Months Ended June 30,
	2024		2023
	Advances	Collection of advances	Advances	Collection of advances
Skinist Global	$—	$—	$(1,673,674)	$1,465,822
Jingqi	—	—	(163,100)	—
Skinist Shanghai	—	18,311	(48,962)	271,148
	$—	$18,311	$(1,885,736)	$1,736,970

Borrowings from (Repayment of Borrowings to) related parties

	For the Six Months Ended June 30,
	2024		2023
	Borrowings	Repayment	Borrowings	Repayment
Skinist Global (1)	$3,100,046	$(3,093,916)	$1,944,020	$—
Ying Tian (1)	2,533,392	(4,129,493)	—	—
Teng Xin (1)	1,386,001	(1,459,464)	216,503	(216,503)
Shi Lin (1)	1,335,008	—	379,602	(2,025,461)
Zhi Mei Si (1)	575,191	(575,191)	—	—
Li Bo (1)	442,134	(442,134)	—	—
Skinist Shanghai	54,053	(54,053)	—	—
Jian Tong	—	(2,663,247)
Yuancheng (1)	—	—	1,443,356	—
Mr. Wang Jun (1)	20,641	(39,041)	—	—
Mr. Tang Jing (1)	20,641	(72,706)	—	—
Mr. Zhu Jian (1)	18,968	(66,888)	—	(1,443,356)
Mr. Tang Yuhua (1)	—	(76,133)	1,563,154	(526,825)
Mr. Wang Jixiang (1)	—	(237,933)	288,672	—
	$9,486,075	$(12,910,199)	$5,835,307	$(4,212,145)

(1)	During the six months ended June 30, 2024 and 2023, the Company borrowed $9,486,075 and $5,835,307 from these related parties, respectively. The borrowings were interest free, and outstanding loans are repayable within twelve months from borrowings.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

3) Balances with related parties

As of June 30, 2024 and December 31, 2023, the balances with related parties were as follows:

— Due from related parties

	June 30, 2024	December 31, 2023
Other receivable
Skinist Shanghai	$—	$18,311

— Due to related parties, current

	June 30, 2024	December 31, 2023
Other Payable
Mr. Zhu Jian	$430,961	$478,880
Skinist Global	6,130	—
Teng Xin	—	73,463
Total	$437,091	$552,343

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

3) Balances with related parties (cont.)

— Due to related parties, non-current

	June 30, 2024	December 31, 2023
Dividends payable(1)
Healthy Great	$4,962,933	$4,980,486
Smartest Star	1,093,038	1,111,877
Scenery	410,778	429,845
Mr. Zhu Jian	6,914,936	6,912,634
Mr. Wang Jun	1,319,890	1,319,451
Mr. Tang Jing	1,004,338	1,004,003
	15,705,913	15,758,296
Other payable(2)
Ying Tian	—	1,596,102
Jian Tong	272,006	2,935,253
Mr. Tang Yuhua	3,230,956	3,307,089
Mr. Tang Jing	1,414,575	1,447,908
Mr. Wang Jixiang	1,131,502	1,369,435
Shi Lin	1,335,008	—
	7,384,047	10,655,787
Total	$23,089,960	$26,414,083

(1)	As of June 30, 2024 and December 31, 2023, the dividends payable represented the declared but unpaid dividends to the shareholders. During the six months ended June 30, 2024, the shareholders agreed to extend the payments of dividends to January 2026 and the Company classified the balance to “due to related parties, non-current”.

(2)	As of June 30, 2024 and December 31, 2023, the other payables represented borrowings from the related parties. The borrowings were interest free and repayable in January 2025. During the six months ended June 30, 2024, the related parties agreed to extend the payments of borrowings to January 2026 and the Company classified the balance to “due to related parties, non-current”.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. CONCENTRATION

Customer concentration

For the six months ended June 30, 2024 and 2023, the following customers contributed revenues that were over 10% of total net revenues for the relevant periods. Customers accounting for 10% or more of the Company’s net revenues were as follows:

	For the Six Months Ended June 30,
	2024	2023
Customer A	30%	*
Customer B	15%	*
Customer C	*	22%
Customer D	*	29%

As of June 30, 2024 and December 31, 2023, accounts receivable due from the following customers were over 10% of consolidated accounts receivable. The details are as follows:

	June 30, 2024	December 31, 2023
Customer A	25%	13%
Customer C	*	11%
Customer D	30%	30%
Customer E	13%	*

Vendor concentration

For the six months ended June 30, 2024 and 2023, the Company purchased products from the following vendors who charged over 10% of total cost of revenues for the relevant period, which include both brand partners and product distributors who distribute products from certain brands to us. Vendors accounting for 10% or more of the Company’s cost of revenues were as follows:

	For the Six Months Ended June 30,
	2024	2023
Vendor A	43%	38%
Vendor B	25%	35%

As of June 30, 2024 and December 31, 2023, accounts payable due to the following vendors were over 10% of consolidated accounts payable. The details are as follows:

	June 30, 2024	December 31, 2023
Vendor C	36%	69%
Vendor D	28%	16%
Vendor E	18%	10%

*	Less than 10%

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. CONTINGENT CONSIDERATION

In connection with the Business Combination, the Company is obliged to make earn out payments to the management of the Company consisting of up to an additional 1,600,000 of the Company’s Class B Ordinary Shares if the Company’s net revenues for the year ended December 31, 2023 is equal to or in excess of $170 million, and an additional 1,600,000 of the Company’s Class B Ordinary Shares if the Company’s net revenues for the year ended December 31, 2024 is equal to or in excess of $200 million (“Earn Out Shares”).

The Earn Out Shares are determined as contingent consideration in connection with the reverse recapitalization. In addition, the issuance of Earn Out Shares does not meet any condition to be classified as a liability under ASC 815, thus it should be classified as an equity financial instrument, and measure at fair value using the quoted market price on grant date, August 17, 2023 which is $5.85 per share.

The Company did not meet the net revenues target for the year ended December 31, 2023. As of the date of this report, the Company assessed that it is not likely that the Company would meet the performance condition for the year of 2024.

14. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

15. SUBSEQUENT EVENTS

In September 2024, the Company entered into Convertible Note Purchase Agreements (the “Agreements”) with three (3) non-U.S. investors (the “Purchasers”).

Pursuant to the Agreements, the Company has issued and sold to the Purchasers convertible notes (the “Notes”) with aggregate principal amount of US$5,000,000, interest rate of 8% per annum, original issue discount of 20%, and maturity of three (3) years. The Notes are convertible into Class B Ordinary Shares of the Company (the “Conversion Shares”) at the option of the Purchasers, at a conversion price (the “Conversion Price”) of the higher of (i) 75% of the lowest volume-weighted average trading price of the Class B Ordinary Shares during the ten (10) latest consecutive business days preceding the conversion, and (ii) $0.6 per Class B Ordinary Share. In addition, the Company will issue the Purchasers warrants to purchase one (1) Class B Ordinary Share per Conversion Share (the “Conversion Warrants”) upon the conversion of the Notes, with the exercise price of such Conversion Warrants the same as the Conversion Price of the Notes. As of the date of this report, the Company has collected proceeds from the Notes.

On November 4, 2024, the Company closed its previously announced issuance and sale of certain convertible notes (the “Notes”) to three (3) non-U.S. investors.

On November 20, 2024, the Company received conversion notice from the purchasers. On November 25, 2024, the Company issued an aggregation of 7,751,939 Class B Ordinary Shares and 7,751,939 Conversion Warrants to three Purchasers at conversion price of $0.645 per share.

The Company evaluated subsequent events through the date of issuance of the unaudited condensed consolidated financial statements, and the management determined that other than those that have been disclosed in the unaudited condensed consolidated financial statements and subsequent events disclosed above, no subsequent events that require recognition and disclosure in the unaudited condensed consolidated financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Business Overview

We are one of the largest comprehensive brand management partners of international beauty and personal care brands in China. To purchase from global brand owners and conduct sales in China, our comprehensive brand management capabilities encompass all segments of the brand management value chain, including strategy, branding, digital and social marketing, omni-channel sales, customer service, overseas logistics, warehouse and fulfilment. Our mission is to help global brands enter, grow and succeed in China.

We do not generate revenue directly through our brand management services and the service cost is regarded as cost of sales undertaken by us. Instead, we generate revenue from the sales of the products of our brand partners. Any services that we provide to our brand partners in connection with the arrangements with our brand partners is factored into our overall budget when we resell the brand partners’ products to consumers in China. We sell products to three groups: (i) online marketplaces (ii) distributors (iii) directly to end consumers from e-commerce stores operated by us. For the six months ended June 30, 2024 and 2023, net revenue from product sales came to $60.9 million and $79.3 million, respectively. In the same time periods, we incurred net loss from operations of $6.3 million and net income from operations of $8.1 million, respectively.

Recent Development

In September 2024, we entered into Convertible Note Purchase Agreements (the “Agreements”) with three (3) non-U.S. investors (the “Purchasers”).

Pursuant to the Agreements, we issued and sold to the Purchasers convertible notes (the “Notes”) with aggregate principal amount of US$5,000,000, interest rate of 8% per annum, with an original issue discount of 20%, and maturity of three (3) years. The Notes are convertible into Class B Ordinary Shares (the “Conversion Shares”) at the option of the Purchasers, at a conversion price (the “Conversion Price”) of the higher of (i) 75% of the lowest volume-weighted average trading price of the Class B Ordinary Shares during the ten (10) latest consecutive business days preceding the conversion, or (ii) $0.6 per Class B Ordinary Share. In addition, we will issue the Purchasers certain conversion warrants upon the conversion of the Notes, with each warrant eligible to purchase one (1) Class B Ordinary Share per Conversion Share (the “Conversion Warrants”), and the exercise price of such Conversion Warrants the same as the Conversion Price of the Notes. As of the date of this report, the Company has collected proceeds from the Notes. On November 20, 2024, the Company received conversion notice from the Purchasers. On November 25, 2024, the Company issued an aggregation of 7,751,939 Class B Ordinary Shares and 7,751,939 Conversion Warrants to three Purchasers at conversion price of $0.645 per share.

Factors Affecting Results of Operations

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Overall economic and political conditions

Our business, financial condition and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. In addition, the retail industry is highly sensitive to general economic changes. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, and other government policies can adversely affect consumer confidence and spending. The domestic and international political environments, including global inflation and uncertain financial markets or at all, could in turn adversely affect our business, financial condition, and results of operations.

Our ability to retain our existing brand partners

We provide service to help distribute and sell cross-border products from various global brand owners through e-commerce platforms for brand partners primarily pursuant to contractual arrangements with a term typically ranging from 12 to 36 months. Although we are fairly confident that we will be able to renew the contracts with these brand partners, there is possibility that these contracts may not be renewed or, if renewed, may not be renewed under the same or more favorable terms for us. We may not be able to accurately predict future trends in brand partners renewals, and our brand partners’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with our capacities, as well as factors beyond our control, such as level of competition faced by our brand partners, their level of success in e-commerce and their spending levels.

Our ability to maintain our relationships with distribution channels

We generate a substantial majority of our revenues from the product sales on e-commerce channels, including marketplaces, social media and other emerging e-commerce channels. These e-commerce channels have no obligation to do business with us or to allow us to have access to their channels in the long term. If we fail to maintain our relationships with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our brand management capabilities with their channels. We have annual platform service agreements with major online marketplaces, which may not be renewed in the future. A majority of our platform service agreements have been renewed on an annual basis. We endeavor to timely renew those platform service agreements before their expiration.

Additionally, these channels may decide to make significant changes to their respective business models, policies, systems or plans, and those changes could impair or inhibit our ability or our partners’ ability to sell their products on those channels, or may adversely affect the amount of GMV on those channels, or otherwise reduce the desirability of selling on those channels. Further, any of these channels could decide to acquire capabilities that would allow them to compete with us. If we are unable to adapt to new e-commerce channels as they emerge, our value may be less attractive to our partners. Any of these developments could have a material adverse effect on our results of operations.

Our ability to manage our inventory

We assume inventory ownership of the products of some of our brand partners and thus are subject to inventory risk. We deploy different strategies to deal with non-seasonal and seasonal demands and make adjustments to our procurement plan in order to minimize the chance of excess unsold inventory and manage our product costs. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, fashion trends, changes in product cycles and pricing, product defects, changes in consumer spending patterns and habits, changes in consumer tastes with respect to our products and other factors. In addition, when we begin selling a new product, it may be difficult to determine appropriate product selection and accurately forecast demand.

Our ability to respond to rapid changes in channel technologies or requirements

The e-commerce marketplaces that we operate in are characterized by rapid technological changes and frequent changes in rules, specifications and other requirements for our brand partners to be able to sell their merchandise on particular channels. Our ability to retain and attract brand partners depends in large part on our ability to improve our existing capabilities and introduce new marketing and sales operation that can adapt quickly to the emerging channels, such as Douyin and Xiaohongshu, and these changes in channel technologies. To achieve market acceptance for our operations, we must effectively anticipate and offer operations that meet emerging channels and frequently changing channel requirements in a timely manner. If we fail to do so, our ability to renew our contracts with existing brand partners will be impaired.

Key Components of Results of Operations

Revenues

We generated revenue primarily from (i) selling beauty and personal care products for our brand partners, of which the revenues are recognized on a gross basis, net of return allowances and consideration payable to customers when the products are delivered and title is passed to customers, and (ii) providing operation services for online stores owned by cosmetics brand names, of which the revenue was recognized over time when service is provided. For the six months ended June 30, 2024 and 2023, our revenues were comprised of the following:

	For the Six Months Ended June 30,
	2024	2023
Sales of cosmetics and other beauty products	$60,891,362	$79,302,579
Provision of operation services	1,859,909	2,361,322
Total revenue	$62,751,271	$81,663,901

Cost of revenues

Our cost of revenues primarily consists of purchase price of products, inbound shipping charges and write-downs of inventories and labor costs which facilitates our operation services. Shipping charges to receive products from the suppliers are included in inventories, and recognized as cost of revenues upon sale of the products to the customers. Our cost of revenues were $58.0 million and $62.0 million for the six months ended June 30, 2024 and 2023, respectively.

Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) promotion and publicity expenses; (ii) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in our sales department; (iii) freight and warehouse expenses; (iv) human resource service fee and IT service fees; and (v) other miscellaneous expenses.

	For the Six Months Ended June 30,
	2024	2023
Promotion and publicity expenses	$6,066,841	$5,217,861
Freight expenses	742,422	997,541
Warehouse expenses	620,464	769,687
Human resource service fees and IT service fees	471,387	231,069
Payroll and welfare expenses	383,457	1,287,284
Others	867,670	726,256
	$9,152,241	$9,229,698

General and administrative expenses

General and administrative expenses primarily consist of (i) professional expenses representing legal consulting fees for our daily operations and audit fees; (ii) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in our general and administrative department; (iii) office rental expenses; and (iv) other miscellaneous expenses.

	For the Six Months Ended June 30,
	2024	2023
Professional expenses	$1,829,240	$456,829
Payroll and welfare expenses	595,669	758,225
Office rental expenses	350,008	488,348
Others	872,835	661,748
	$3,647,752	$2,365,150

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, upon payments of dividends by us or our subsidiaries in the Cayman Islands to their shareholders, no withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, subsidiary in Hong Kong is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019.

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

China

Effective from January 1, 2008, the PRC’s statutory, EIT rate is 25% in accordance with the implementation rules of EIT Law.

Beijing Jingyuan Trading Co., Ltd., Shanghai Jinglu Trading Co., Ltd., Shanghai Jingnan Medicial Appliances Co., Ltd., Zhejiang Jingxiu Trading Co., Ltd. and Ableview Management established CSS Cosmetics (Shanghai) Limited are qualified as small and micro-sized enterprises (“SMEs”) for the six months ended June 30, 2024 and 2023. In accordance with the implementation rules of EIT Law, SMEs are entitled to a 75% reduction on the EIT rate of 20% for the first RMB3,000,000 taxable income, and no reduction for the remaining taxable income for the six months ended June 30, 2024 and 2023.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the six months ended June 30, 2024 and 2023. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere herein. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,		Changes
	2024	2023	Amount	%
Revenues	$62,751,271	$81,663,901	$(18,912,630)	(23)%
Cost of revenues	(57,968,744)	(61,993,686)	4,024,942	(6)%
	4,782,527	19,670,215	(14,887,688)	(76)%
Gross Margin	8%	24%
Operating Expenses
Selling and marketing expenses	(9,152,241)	(9,229,698)	77,457	(1)%
General and administrative expenses	(3,647,752)	(2,365,150)	(1,282,602)	54%
Total operating expenses	(12,799,993)	(11,594,848)	(1,205,145)	10%

(Loss) income from operations	(8,017,466)	8,075,367	(16,092,833)	(199)%

Other income (expenses)
Interest expenses, net	(466,351)	(698,500)	232,149	(33)%
Other (expenses) income, net	(135,060)	151,454	(286,514)	(189)%
Foreign currency exchange loss	(174,683)	(856,930)	682,247	(80)%
(Loss) income before provision for income tax	(8,793,560)	6,671,391	(15,464,951)	(232)%
Income tax benefits (expenses)	2,457,681	(1,022,634)	3,480,315	(340)%
Net (loss) income	$(6,335,879)	$5,648,757	$(11,984,636)	(212)%

Revenues

We generate revenues from (i) sales of beauty and personal care products of international brands over multiple sales channels, and (ii) rendering operations services for online stores owned by cosmetics brands. Our revenues decreased by $18.9 million, or 23% from $81.7 million for the six months ended June 30, 2023 to $62.8 million for the six months ended June 30, 2024. The decrease was primarily caused by a decrease of $18.4 million in sales of cosmetics and other beauty products and a decrease of $0.5 million in provision of operation services, respectively. The decrease in sales of cosmetics and other beauty products was primarily caused by a decrease in demand from our customers which was affected by downward macroeconomic environment.

Cost of revenues

Our cost of revenues was primarily comprised of purchase of beauty and personal care products from our brand partners, and staff cost and warehouse and logistic expenses related to provision of operation services. Our cost of revenue decreased by $4.0 million, or 6% from $62.0 million for the six months ended June 30, 2023 to $58.0 million for the same period of 2024. The decrease was primarily caused by a decrease of orders from our customers, partially offset by an increase of inventory write down of $4.9 million. However the percentage of decrease in cost of revenues was lower than the percentage of decrease in revenues, which was primarily because an increase in unit purchase price of cosmetics products.

Gross margin

As a result of foregoing, our gross margin was 8% and 24% for the six months ended June 30, 2024 and 2023.

Selling and marketing expenses

Our selling and marketing expenses were $9.2 million and $9.2 million for the six months ended June 30, 2024 and 2023, respectively. Some remarkable changes in selling and marketing expenses include 1) a decrease of $0.3 million and $0.1 million in freight expenses and warehouse expenses, respectively, as a result of decrease orders from our customers; 2) a decrease of $0.9 million in payroll and welfare expenses because we assigned certain sales persons to take charge of operation services, and the related payroll and welfare expense were recorded in cost of revenues in the first half of 2024; and 3) an increase of $0.8 million in promotion and publicity expense incurred to response for the brand disputes among product users.

General and administrative expenses

Our general and administrative expenses increased by $1.2 million, or 54% from $2.4 million for the six months ended June 30, 2023 to $3.6 million for the six months ended June 30, 2024. The increase was mainly due to an increase of $1.4 million in professional expenses as we engaged in more professionals for advisory services for our operations.

Income tax benefits (expenses)

Our income tax expenses changed from $1.0 million for the six months ended June 30, 2023 to income tax benefits $2.5 million for the six months ended June 30, 2024.

For the six months ended June 30, 2024, we recorded current income tax expenses of $97,184, as compared with $1.3 million for the same period of 2023. The decrease in current income tax expenses was primarily attributable to net loss incurred by our subsidiaries in the PRC and Hong Kong.

For the six months ended June 30, 2024 and 2023, we recorded deferred tax benefits of $2.6 million and $0.3 million, respectively. For the six months ended June 30, 2023, the deferred tax benefits was due to the net operating losses we incurred in certain of our subsidiaries which previously generated profits.

Net (loss) income

As a result of the foregoing, we reported a net loss of $6.3 million for the six months ended June 30, 2024 and a net income of $5.6 million for the six months ended June 30, 2023.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our unaudited condensed consolidated balance sheets as of June 30, 2024 and December 31, 2023. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere herein.

	June 30, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	$9,054,254	$13,328,156
Accounts receivable	12,605,035	14,475,994
Prepayments and other current assets	6,754,391	3,286,579
Amount due from related parties	—	18,311
Inventories	14,177,640	17,426,085
Total Current Assets	42,591,320	48,535,125

Non-current Assets
Other non-current assets	1,090,023	1,264,969
Property and equipment, net	542,383	676,646
Right of use assets, net	1,415,033	1,680,547
Deferred tax assets	5,186,135	2,749,408
Total Non-current Assets	8,233,574	6,371,570

Total Assets	$50,824,894	$54,906,695

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$7,659,016	$2,884,519
Accounts payable	1,999,864	3,647,682
Advance from customers	4,473,963	239,073
Income tax payable	2,741,088	4,887,126
Lease liabilities	752,429	761,904
Other payable and accrued expenses	2,082,543	2,680,306
Amount due to related parties	437,091	552,343
Total Liabilities	20,145,994	15,652,953

Lease liabilities, noncurrent	638,711	1,003,943
Amount due to related parties, non-current	23,089,960	26,414,083
Deferred tax liabilities	353,059	420,137
Long-term borrowing	2,180,694	—
Total Liabilities	$46,408,418	$43,491,116

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks and financial institutions and cash on hand, which are highly liquid and are unrestricted as to withdrawal or use.

The total balance of cash and cash equivalents were $9.1 million and $13.3 million as of June 30, 2024 and December 31, 2023, respectively. The change of balance of cash and cash equivalents was primarily a result of cash of $7.2 million used in our operating activities, partially offset by the cash of $2.6 million provided by our financing activities.

Accounts receivable

As of June 30, 2024 and December 31, 2023, the accounts receivable were $12.6 million and $14.5 million, respectively. The decrease in accounts receivable was mainly due to a decrease in revenues for the six months ended June 30, 2024.

Prepayments and other current assets

As of June 30, 2024 and December 31, 2023, the balance of prepayments and other current assets primarily consisted of the following items:

	June 30, 2024	December 31, 2023
Prepayments and other current assets
Prepayments to suppliers(a)	$3,661,313	$1,021,007
Prepaid marketing and advertising expenses(b)	749,938	959,479
Tax recoverable	750,469	54,794
Loans to a third party(c)	500,218	500,051
Due from a supplier (d)	401,586	254,597
Compensation receivable(e)	199,141	398,150
Others	491,726	98,501
	$6,754,391	$3,286,579

(a)	The balances represented advances to suppliers for purchase of cosmetics and other beauty products.

The balance of prepayments to suppliers as of June 30, 2024 increased by $2.6 million as compared with that as of December 31, 2023. The increase in prepayments was because of increased prepayments required by certain brands.

(b)

The balances represented advances for purchase of online advertising services, which was generally amortized to selling and marketing expenses within three months.

Compared with the prepaid marketing and advertising expenses as of December 31, 2023, the prepaid marketing and advertising expenses as of June 30, 2024 decreased by $0.2 million. The decrease was primarily because the amortization of advertising expenses during the six months ended June 30, 2024.

(c)

For the six months ended June 30, 2024, we made loans of aggregating $706,861 to one third party to support its working capital. The loans were interest-free and repayable on demand. For the six months ended June 30, 2024, we fully collected loans of $706,861 from the third party.

For the six months ended June 30, 2023, we made loans of aggregating $1,219,129 to two third parties to support their working capital. The loans were interest-free and repayable on demand. For the six months ended June 30, 2023, we did not collect loans from third parties.

As of June 30, 2024 and December 31, 2023, we had loans receivable due from one and one third party and expected to collect the outstanding balance within 12 months.

(d)	To strengthen the supplier relationship, the Company assists the suppliers with online marketing campaigns to promote their products. The Company prepaid the advertising service fees to media, and charged the media cost from the suppliers. The balance represented the outstanding advertising service fees due from one supplier as of June 30, 2024 and December 31, 2023.

(e)	As of June 30, 2024 and December 31, 2023, the Company had compensation receivable due from one supplier. The compensation receivable arose from quality issues of cosmetic products, and the supplier agreed to make cash compensation. For the six months ended June 30, 2024, the Company negotiated with the supplier regarding the amount of compensation and wrote off compensation receivable of $198,866.

Inventories

The balance of inventories was $14.2 million and 17.4 million as of June 30, 2024 and December 31, 2023, respectively. The change in inventory balance was primarily caused by inventory writing down of $4.9 million for the six months ended June 30, 2024.

Short-term loans

As of June 30, 2024 and December 31, 2023, the balance of short-term borrowings primarily consisted of the following items:

	June 30, 2024	December 31, 2023
Short-term loans from financial institutions other than banks (a)	$4,866,616	$671,355
Short-term loans from banks (b)	2,792,400	2,213,164
	$7,659,016	$2,884,519

(a)	During the six months ended June 30, 2024 and 2023, we entered into loan agreements with one and two financial institutions, respectively. Pursuant to the loan agreements, we borrowed $4,859,894 and $9,732,979 from these financial institutions, both have maturity dates due through May 2025. The borrowings bore interest rates ranging between 6.0% and 12.3% per annum. For the six months ended June 30, 2024 and 2023, we repaid borrowings of $nil and $16,275,367, respectively.

(b)

In the year of 2022, we entered into one credit revolving loan agreement with one bank, which was subsequently renewed in May 2024. For the six months ended June 30, 2024 and 2023, we borrowed $18,890,241 and $30,443,701, respectively, from the bank with maturity dates due through May 2025. The borrowings bore interest rate of 3.5% per annum. For the six months ended June 30, 2024 and 2023, we repaid borrowings of $18,701,792 and $29,835,664, respectively, to the bank.

During the six months ended June 30, 2023, we entered into one additional loan agreement with another bank, pursuant to which the Company borrowed $288,671 with maturity date in March 2024. The borrowing bore interest rate of 4.0% per annum. For the six months ended June 30, 2024, we fully repaid the bank borrowing on maturity date.

Amount due to related parties, current and noncurrent

As of June 30, 2024 and December 31, 2023, the balance of amount due to related parties primarily consisted of the following items:

	June 30, 2024	December 31, 2023
Amount due to related parties, current
Other payable	$437,091	$552,343
	$437,091	$552,343
Amount due to related parties, noncurrent
Dividends payable(a)	$15,705,913	$15,758,296
Other payables(b)	7,384,047	10,655,787
	$23,089,960	$26,414,083

(a)	As of June 30, 2024 and December 31, 2023, the dividends payable represented the declared but unpaid dividends to the shareholders. During the six months ended June 30, 2024, the shareholders agreed to extend the payments of dividends to January 2026 and we classified the balance to “due to related parties, non-current”.

(b)	As of June 30, 2024 and December 31, 2023, the other payables represented borrowings from the related parties. The borrowings were interest free and repayable in January 2025. During the six months ended June 30, 2024, the related parties agreed to extend the payments of borrowings to January 2026 and we classified the balance to “due to related parties, non-current”.

B. Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, borrowings from financial institutions, third parties and related parties. As of June 30, 2024, our cash and cash equivalents were $9.1 million. Our cash and cash equivalents primarily consist of cash and time deposits with terms of three months or less. For the six months ended June 30, 2024 and 2023, we reported revenues of $62.8 million and $81.7 million, respectively.

Our results of operations are slightly affected due to the supply chain disruptions. Our inventory turnover days were 55 days and 51 days in the six months ended June 30, 2024 and 2023, respectively. In addition, the turnover days for accounts receivable for the six months ended June 30, 2024 and 2023 were 39 days and 42 days, respectively. We generally granted our customers credit term ranging between 30 days and 90 days.

We do not believe we have a material collection risk under our business model that will have a negative impact on collectability, and we do not have significant written-off occurred historically. Therefore, we do not have substantial doubt on the collectability of the remaining accounts balances, and we do not provide allowance against accounts receivable as of June 30, 2024 and December 31, 2023.

On March 22, 2024, the Company entered into a Loan Agreement (the “Loan Agreement”) with High West Capital Partners, LLC (the “Lender”), pursuant to which the Lender agrees to lend to the Company (the “Loan”) amounts to be extended in four tranches. The amount of each tranche of the Loan is adjusted depending on the trading price of the Company’s Class B Ordinary Shares. The first tranche, extended on March 28, 2024, provides the Company with loan proceeds of approximately $0.63 million; the second tranche, extended on April 9, 2024, provides the Company with loan proceeds of approximately $1.01 million; the third and final tranche, both extended on April 18, 2024, provides the Company with loan proceeds of approximately $1.24 million. Each tranche of the Loan has a maturity of five years from the date the tranche is extended and an interest of 5.05% per annum to be paid by the Company to the Lender in semi-annual installments. The Loan Agreement contains other customary provisions, and is governed by the laws of Hong Kong.

In September 2024, we entered into Convertible Note Purchase Agreements (the “Agreements”) with three (3) non-U.S. investors (the “Purchasers”). Pursuant to the Agreements, we issued and sold to the Purchasers convertible notes (the “Notes”) with aggregate principal amount of US$5,000,000, interest rate of 8% per annum, original issue discount of 20%, and maturity of three (3) years. The Notes are convertible into Class B Ordinary Shares (the “Conversion Shares”) at the option of the Purchasers, at a conversion price (the “Conversion Price”) of the higher of (i) 75% of the lowest volume-weighted average trading price of the Class B Ordinary Shares during the ten (10) latest consecutive business days preceding the conversion, or (ii) $0.6 per Class B Ordinary Share. In addition, we issued the Purchasers certain conversion warrants upon the conversion of the Notes, with each warrant eligible to purchase one (1) Class B Ordinary Share per Conversion Share (the “Conversion Warrants”), with the exercise price of such Conversion Warrants the same as the Conversion Price of the Notes. As of the date of this report, the Company has collected proceeds from the Notes. On November 20, 2024, the Company received conversion notice from the Purchasers, and on November 25, 2024, the Company issued an aggregation of 7,751,939 Class B Ordinary Shares and 7,751,939 Conversion Warrants to three Purchasers at conversion price of $0.645 per share.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

For the six months ended June 30, 2024 and 2023, 14% and 22% of our revenues have been in the form of Renminbi. We expect the portion of revenues in the form of Renminbi is likely to remain. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC Operating Entities are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC Operating Entities to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC Operating Entities are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC Operating Entities have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment in and loans to our PRC Operating Entities, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, the Cayman holding company is permitted under PRC Laws and regulations to provide funding to our PRC Operating Entities only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from any future offering to make loans or capital contributions to our PRC Operating Entities.

Cash flows

The following table sets forth a summary of our cash flows for the six months ended June 30, 2024 and 2023 presented:

	For the Six Months Ended June 30,
	2024	2023
Net cash (used in) provided by operating activities	$(7,207,185)	$7,277,110
Net cash provided by (used in) investing activities	17,826	(1,775,014)
Net cash provided by (used in) financing activities	2,604,661	(5,187,484)
Effect of exchange rate changes on cash and cash equivalents	310,796	61,347
Net (decrease) increase in cash and cash equivalents	(4,273,902)	375,959
Cash and cash equivalents at beginning of period	13,328,156	5,773,380
Cash and cash equivalents at end of period	$9,054,254	$6,149,339

Operating activities

Net cash used in operating activities for the six months ended June 30, 2024 was $7.2 million, primarily attributable to net loss of $6.3 million, adjusted for non-cash item of inventory write-down of $4.9 million and changes in operating assets and liabilities including (i) a decrease of $1.8 million in accounts receivable as a result of decrease in revenues, (ii) an increase of $0.8 million in other current assets and a decrease of $1.6 million in accounts payable because we improved our payments to suppliers and we also increased our prepayments to suppliers at the request of our suppliers; (iii) an increase of $4.3 million in advance from customers which corresponds with an increase in prepayments to suppliers, and (iv) a decrease of $2.1 million in income tax payable as we made payments of income tax of $2.2 million during the period.

Net cash provided by operating activities for the six months ended June 30, 2023 was $7.3 million, primarily attributable to net income of $5.6 million, adjusted for (i) a decrease of $3.9 million in accounts receivable as we collected certain aged accounts receivables from customers which delayed in payments as affected by the COVID-19 pandemic at the end of year 2022, (ii) an increase of $6.9 million in other current assets because we increased our prepayments to suppliers as we increased our purchase plan during the six months ended June 30, 2023; (iii) a decrease of $2.3 million in inventories we delivered stocks to our customers and distributors more promptly as we did not suffer lock-down policy under COVID-19 in the first half of 2023; and (iii) an increase of $1.2 million in income tax payable because we generated increased taxable income in our profit-making subsidiaries.

Investing activities

For the six months ended June 30, 2024, we reported cash provided by investing activities of $17,826, which was primarily provided by proceeds of $18,311 from repayment of loans from a related party, partially offset by purchase of property and equipment of $485.

For the six months ended June 30, 2023, we reported cash used in investing activities of $1.8 million, which was primarily used in loans of $1.2 million and $1.9 million, respectively, to third parties and related parties, partially offset against proceeds of $1.7 million from repayment of loans from related parties.

Financing activities

For the six months ended June 30, 2024, we reported cash provided by financing activities of $2.6 million, which was primarily provided by proceeds of $23.8 million from short-term borrowings, proceeds of $9.5 million from borrowings from related parties, and proceeds of $2.2 million from borrowings from a third party, partially net off against repayment of short-term borrowings of $19.0 million, repayment of related party borrowings of $12.9 million, payment of $0.9 million to repurchase ordinary shares and payments of dividends of $57,552.

For the six months ended June 30, 2023, we reported cash used in financing activities of $5.2 million, which was primarily used in repayment of short-term borrowings of $46.1 million, repayment of related party borrowings of $4.2 million, payment of offering costs of $1.1 million and payments of dividends of $57,402, partially net off against proceeds of $40.5 million from short-term borrowings, and proceeds of $5.8 million from borrowings from related parties.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations.

Our functional currency is U.S. dollar, and we had three subsidiaries which are operating in Hong Kong with functional currency of Hong Kong dollar. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents dominated in RMB.

In addition, we have four subsidiaries which are operating in mainland China with all of the transactions settled in RMB. We consider that our business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the functional currency.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and financial products purchased from financial institutions. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

C. Research and Development, patent and licenses, etc.

We have not engaged in any research and development activities since inception.

D. Trend Information

Other than as disclosed above and elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our unaudited condensed consolidated financial statements and other disclosures included herein. Out of our significant accounting policies, which are described in Note 2—Summary of Significant Accounting Policies of our unaudited condensed consolidated financial statements included elsewhere in this report, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgment, estimates and assumptions, including (i) accounts receivable, (ii) revenue recognition (iii) income tax and (iv) inventories.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Allowance for credit losses for accounts receivable

Accounts receivables are recorded net of an allowance for credit losses. The Company’s estimation of allowance for credit losses considers factors such as on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. As of June 30, 2024 and December 31, 2023, we determined no allowances for credit losses were necessary for accounts receivable.

The allowance is based on our management’s best estimates of specific losses on individual exposures and a provision on historical trends of collections. The allowance rate will fluctuate based upon the changes of the historical allowance rate and our management’s estimate. If actual conditions are less favorable than those projected by the management, additional doubtful accounts may be required, which could negatively impact our operating results. If actual conditions are more favorable than those projected by the management, we may have a higher profit margin when account receivable balances that have been previously reserved are eventually collected.

Inventory write-down

We regularly evaluate inventory to ensure it is carried at the lower of cost or net realizable value (“NRV”). NRV is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. The determination of NRV involves judgment regarding future demand, market conditions, and product lifecycle. Fluctuations in these factors could lead to write-downs or reversals of previous write-downs. We assess inventory for obsolescence or excess quantities based on historical trends, projected demand, and the age of inventory. Adjustments to the carrying value are made if it is determined that inventory is unlikely to be sold at or above cost. Changes in market demand or production schedules could materially affect these estimates.

For the six months ended June 30, 2024 and 2023, the Company provided inventory writing-downs of $4,875,506 and $nil, respectively, for slow-moving cosmetics products.

Valuation of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, allowances of deferred tax assets of $28,342 and $30,410 were provided for the Company’s certain subsidiaries with continuous losses as of June 30, 2024 and December 31, 2023. As of June 30, 2024 and December 31, 2023, there were net operating losses carryforwards of approximately $14.5 million and $10.0 million in certain subsidiaries, respectively. Most of the net operating tax loss carryforwards will expire from calendar years 2026 through 2029.

Recently issued accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our unaudited condensed consolidated financial statements included elsewhere herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2024	Able View Global Inc.
	By:	/s/ Tang Jing
	Name:	Tang Jing
	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)